Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated July 17, 2017

Registration No. 333-212431

Supplementing the Preliminary

Prospectus Supplement dated July 17, 2017

and Prospectus dated July 7, 2016

GOVERNMENT PROPERTIES INCOME TRUST

PRICING TERM SHEET

$300,000,000 4.000% Senior Notes due 2022

Issuer:	Government Properties Income Trust

Expected Ratings (Moody’s/S&P):	Baa3 (Negative)/BBB- (Negative) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Security Type:	Senior Unsecured Notes

Format:	SEC Registered

Security:	4.000% Senior Notes due 2022 (the “Notes”)

Principal Amount:	$300,000,000

Trade Date:	July 17, 2017

Settlement Date:	July 20, 2017 (T+3)

Maturity Date:	July 15, 2022

Interest Payment Dates:	January 15 and July 15, commencing on January 15, 2018

Benchmark Treasury:	1.750% due June 30, 2022

Benchmark Treasury Price / Yield:	99-16+ / 1.853%

Spread to Benchmark Treasury:	+ 230 basis points

Yield to Maturity:	4.153%

Coupon (Interest Rate):	4.000% per annum

Price to Public:	99.318% of the principal amount per Note, plus accrued interest, if any, from the date the Notes are issued, if settlement occurs after that date.

Use of Proceeds:

The issuer expects to use the net proceeds from this offering to finance, in part, the Transaction. Pending the consummation of the Transaction and the use of proceeds described in the prior sentence the issuer may repay future amounts outstanding under its revolving credit facility or invest the net proceeds from this offering in short term investments consistent with its intention to maintain its qualification for taxation as a REIT.

Special Mandatory Redemption:

If the issuer does not complete the Transaction on or prior to December 31, 2017, or the Merger Agreement is terminated on or at any time prior to that date, the issuer will redeem on the Special Mandatory Redemption Date all of the Notes then outstanding at the Special Mandatory Redemption Price.

Optional Redemption Provisions:

Make-whole call at any time based on U.S. Treasury plus 35 basis points. If the Notes are redeemed on or after June 15, 2022 (one month prior to the stated maturity of the Notes), the make-whole amount will be zero.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	38376A AB9 / US38376AAB98

Pro Forma Ratio of Earnings to Fixed Charges:	Three Months Ended March 31, 2017	Year Ended December 31, 2016
	1.3x	1.8x

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Morgan Stanley & Co. LLC

UBS Securities LLC

BBVA Securities Inc.

Mizuho Securities USA LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

Regions Securities LLC

Joint Lead Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

Fifth Third Securities, Inc.

FTN Financial Securities Corp.

Samuel A. Ramirez & Company, Inc.

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the preliminary prospectus supplement.

The issuer has filed a registration statement (including a prospectus dated July 7, 2016 and a preliminary prospectus supplement dated July 17, 2017) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; Morgan Stanley & Co. LLC toll-free at 1-866 718-1649; and UBS Securities LLC toll-free at 1-888-827-7275.

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